Dejour to Own 99% of Woodrush Production
Plans Q3 Development Program

Vancouver BC June 19, 2014 - Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced that, subject to final approval from the TSX, it will acquire a further 24% Working Interest in its legacy Woodrush oil and gas production project. The acquired 24% interest encompasses production from 3 oil wells, 6 gas wells, sour gas processing facilities and 8,000 net acres prospective for additional reserve growth and productivity. As of Q1 2014, the subject interests to be acquired accounted for net production of 70 BOE of daily production (70% oil).

This transaction has an effective date of June 1, 2014 and is expected to close on or before July 3, 2014. When completed, Dejour will own a 99% working interest in these legacy Woodrush properties. The purchase price is $1.94 million, payable by the issuance of 9,600,000 shares of the Company’s common stock at a price of Cdn. $0.202 per share. The shares so issued will be restricted from sale in accordance with TSX rules. The purchase price is based on the net present value of future net cash flow from the properties, discounted at 15% per annum, independently appraised.

At the end of Q2 2014, Dejour estimates the Woodrush/ Hunter complex will contribute 480 BOE/d to the Company’s production base with netbacks better than $38.00/BOE (oil and gas combined). The Company plans to invest up to $2.5mm to further develop reserves at Woodrush, beginning in Q3 2014. On a 75% risked basis the anticipated development plan could add over 300 additional BOE/d prior to YE 2014.

“This is our second strategic asset acquisition at Woodrush in 2014 as we work to maximize Company production in a rapidly improving product price environment in Western Canada. This transaction increases the Company’s proven and probable reserves at Woodrush/ Hunter valued on an NPV-10 basis to $11.5 mm compliant with Canada’s NI 51-101 Standards of Disclosure. We are excited about this enhanced interest as we embark on a Q3 2014 development program to drill two new wells and rework several existing wells for better productivity ” states Robert L. Hodgkinson, CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (56,500 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
Facsimile: 604-638-5051
investor@dejour.com

Or

Craig Allison, 914-882-0960
Investor Relations – New York
callison@dejour.com